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SECURITIES ...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-31274

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Beacon Hill Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place, Suite 1400
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates LLC
(Name - if individual, state last, first, middle name)

123 Nashua Road, Unit 17, Londonderry, NH 03053
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Beacon Hill Financial Corporation as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Robert Johnston, President

SYLVIA CHAU
Notary Public, State of New York
No. 01CH6089745
Qualified in Queens County
Commission Expires March 31, 2018

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.



BEACON HILL FINANCIAL

Financial Statement
For the Year Ended September 30, 2016

Beacon Hill Financial Corporation

Index

September 30, 2016

Financial Statements:	**Page**
Independent Auditor's Report	1-2
Statement of Financial Condition as of September 30, 2016	3
Statement of Income for the Fiscal Year Ended September 30, 2016	4
Statement of Changes in Stockholder's Equity for the Fiscal Year Ended September 30, 2016	5
Statement of Cash Flows for the Fiscal Years Ended September 30, 2016	6
Notes to Financial Statements	7-9
Schedule I	10-11

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4247

FAX (603) 369-6018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Beacon Hill Financial Corporation

We have audited the accompanying financial statements of Beacon Hill Financial Corporation (a New York corporation), which comprise the statement of financial condition as of September 30, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Beacon Hill Financial Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Beacon Hill Financial Corporation as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Beacon Hill Financial Corporation's financial statements. The supplemental information is the responsibility of Beacon Hill Financial Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 17, 2016

Beacon Hill Financial Corporation

Statement of Financial Condition
As of September 30, 2016

Assets		
Cash and Cash Equivalents	$	793,881
Accounts Receivable, net		1,509,567
Investment in Limited Partnerships		1,302,000
Depreciable Assets, Net of Accumulated Depreciation		631
Other Assets		247,287
Total Assets	$	3,853,366
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	395,310
Total liabilities		395,310
Stockholder's Equity		
Common Stock, par value $1.00, 30,000 authorized, 5,000 shared issued and outstanding		5,000
Additional paid-in-capital		6,500
Retained Earnings		3,446,556
Total Stockholder's Equity		3,458,056
Total Liabilities and Stockholder's Equity	$	3,853,366

The accompanying notes are an integral part of the financial statements.

Beacon Hill Financial Corporation

Statement of Income

For the fiscal year ended September 30, 2016

Revenue		
Retainer income	$	187,500
Interest and dividends		1,060
Unrealized gain on investments		917,000
Other income		502,846
		1,608,406
Operating Expenses		
Employee Compensation and Benefits		414,041
Technology and communication		13,188
Occupancy and equipment		41,084
Other expenses		294,787
Total Operating Expenses		763,100
Net income	$	845,306

The accompanying notes are an integral part of the financial statements.

Beacon Hill Financial Corporation

Statement of Changes in Stockholder's Equity
For the fiscal year ended September 30, 2016

	Common Stock Shares		Common Stock		Additional paid-in-capital		Retained Earnings		Total
Balance as of October 1, 2015	5,000	$	5,000	$	6,500	$	7,091,250	$	5,378,047
Net Income							845,306		845,306
Less: Dividends Paid							(4,490,000)		(4,490,000)
Balance as of September 30, 2016	5,000	$	5,000	$	6,500	$	3,446,556	$	3,458,056

The accompanying notes are an integral part of the financial statements.

Beacon Hill Financial Corporation

Statement of Cash Flows
For the fiscal year ended September 30, 2016

Cash Flows from Operating Activities		
Net Income	$	845,306
Adjustments to reconcile net income to cash provided by operations		
Unrealized gain on investment		(917,000)
Depreciation		4,950
Decrease (increase) in assets and liabilities		
Accounts Receivable		2,211,685
Other Assets		63,553
Accounts payable, accrued expenses and other liabilities		(530,621)
Net Cash Provided by Operating Activities		1,677,873
Cash Flows from Financing Activities		
Dividends Paid		(4,490,000)
Net Cash Used in Financing Activities		(4,490,000)
Net Decrease in Cash and Cash Equivalents		(2,812,127)
Cash and Cash Equivalents - Beginning		3,606,008
Cash and Cash Equivalents - Ending	$	793,881

The accompanying notes are an integral part of the financial statements.

1. **Nature of the Business**

Beacon Hill Financial Corporation (the Company) is headquartered in Boston, Massachusetts. However, it has no geographical limits on its operations. The Company's primary activity is placing private securities with institutional investors. It is a broker-dealer registered with the SEC, and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. Revenues may be affected by, among other things, the overall activities of the financial markets.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company may maintain cash and cash equivalents in amounts that exceed federally insured limits.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Substantially all the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is required. If it were to be determined probable that any accounts are uncollectible, they would be charged to operations and an allowance would be established. The Company has one client that represent 100% of the outstanding receivable balance as of September 30, 2016.

Property and Equipment

Depreciable assets are recorded at cost. Major additions and improvements are capitalized, while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets.

Revenue Recognition

The principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements, when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and upon delivery of all significant services, typically the closing event. Consulting fees are recognized at such time the fees are payable under the consulting agreement. Substantially all the Company's operating income is derived from one client.

Advertising Costs

Advertising costs are charged to operations as incurred.

Valuation Techniques for Investments

The Company holds an investment in limited partnerships. The transaction price, excluding transaction costs, is the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. The investment in limited partnerships may also be valued at cost after an acquisition as the best indicator of fair value. The Company's investment in limited partnerships is included in Level 3 of the fair value hierarchy. The amounts realized from the sale or other disposition of the securities could be significantly different from the values presented and the difference could be material.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company follows GAAP for fair value measurements relating to financial and nonfinancial assets and liabilities, including presentation of required disclosures, in its financial statements. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy, which requires maximizing the use of observable inputs when measuring fair value. The three levels of inputs that may be used are:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market.
Level 2 – Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair values for these investments are estimated by management using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financial condition, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment by management. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the valuation of the Company's investments as of September 30, 2016:

Asset Description	Level 1	Level 2	Level 3	Total
Investment in Limited Partnerships	$ -	$ -	$1,302,000	$1,302,000

The valuation of the investment in limited partnerships was based on unobservable inputs related to fair value measurements and utilized a cost approach derived from secondary industry information.

Changes in level 3 investments held during the fiscal year ended September 30, 2016 were as follows:

Beginning Balance	$ 385,000
Unrealized gain on investments	917,000
Ending Balance	$ 1,302,000

Income Taxes

For U.S. federal income tax purposes, the Corporation reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. The Company elected to be taxed as a Sub-Chapter S Corporation, and as such the Company's taxable income flows through to the shareholder. Accordingly, no provision, asset, or liability for federal income taxes is included in the financial statements.

The Company is subject to state income tax if total receipts exceed a certain threshold. As the Company's receipts have not exceeded the threshold for the year ended September 30, 2016, no provision for state income taxes is included in the financial statements.

In general, the federal and state tax returns of the Company remain subject to examination by applicable tax authorities for three years after filing.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has made deposits of $243,311.

2. **Summary of Significant Accounting Policies (continued)**

Financial Instruments
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts payables and accrued expenses, approximate their fair values due to their short maturities.

Subsequent Events
Subsequent events are events or transactions that occur after the balance sheet date but that could affect the amounts or disclosures in the financial statements. Management has evaluated subsequent events through the date that the financial statements are available to be issued, which is the date noted at the bottom of the auditor's report. Management has determined there have been no events that have occurred that would require adjustments to the financial statements.

3. **Profit Sharing Plan**
The Company has adopted a qualified profit sharing plan covering eligible employees of the Company. Profit-sharing contributions are made at the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. The Company's accrued contribution for the year ended September 30, 2015, is $0.

4. **Net Capital Requirements**
The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2016, the Company had net capital of $696,485 which was $669,798 in excess of minimum net capital required of $26,687.

5. **Commitments and Contingencies**
The Company has an agreement with a former employee to pay 20% of certain placement fees to the employee upon receipt of the placement fees by the Company. The employee is related to the owner of the Company and due $302,914 as of September 30, 2016.

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2016

NET CAPTIAL:			
Total Stockholder's Equity Qualified for Net Capital		$	3,458,056
Deductions and/or Charges:			
Non-allowable Assets:			
Accounts Receivable	$1,211,653		
Investments in Limited Partnerships	1,302,000		
Depreciable Assets	631		
Other Assets and Federal Tax Deposit	247,287		
Total Non-allowable Assets			(2,761,571)
Net Capital		$	696,485
AGGREGATE INDEBTEDNESS:			
Accounts Payable, State Taxes Payable and Accrued Expenses	$ 400,310		
Total Aggregate Indebtedness		$	400,310
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Calculated Net Capital Required Versus Aggregate Indebtedness		$	26,687
Minimum Dollar Net Capital Requirement			5,000
Excess Net Capital		$	669,798

BEACON HILL FINANCIAL CORPORATION

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2016

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2016)

Net Capital as Reported in Company's Part IIA FOCUS Report	$	696,485
Audit Adjustments		0
Net Capital per Previous Page	$	696,485

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4243

FAX (603) 369-5019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Beacon Hill Financial Corporation

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Beacon Hill Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beacon Hill Financial Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Beacon Hill Financial Corporation stated that Beacon Hill Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Beacon Hill Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beacon Hill Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 17, 2016

Beacon Hill Financial Corporation
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended September 30, 2016

Beacon Hill Financial Corporation operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended September 30, 2016 without exception.

Robert Johnston, President

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243 FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Beacon Hill Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Beacon Hill Financial Corporation and SIPC, solely to assist you and the other specified parties in evaluating Beacon Hill Financial Corporation's compliance with the applicable instructions of Form SIPC-7. Beacon Hill Financial Corporation's management is responsible for Beacon Hill Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in April and November 2016, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016 with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting a difference in the revenues for the adjustment to unrealized gain recorded after the FOCUS report was filed;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the difference of the subtraction of the unrealized gain added after the FOCUS report was filed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 17, 2016

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2016

Total revenue	$ 1,608,406
Additions:	
Net loss from investment accounts	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	0
Revenues from commodity transactions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
Net gain from securities in investment accounts	917,000
100% commissions and markups earned from transaction in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 917,000
SIPC NET OPERATING REVENUES	$ 691,406
GENERAL ASSESSMENT @ .0025	$ 1,729

See Accountant's Report

BEACON HILL FINANCIAL CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2016

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 1,729
Less Payments Made:		
Date Paid	Amount	
4/4/2016	$812	(812)
Total Assessment Balance Due		$ 917

See Accountant's Report